Exhibit 8.1

SUBSIDIARIES OF TELESAT CANADA 1

Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Telesat International Limited	England and Wales
Telesat Spectrum General Partnership	Ontario
10680451 Canada Inc.	Canada
Telesat (IOM) Holdings Limited	Isle of Man

[1]	Excludes certain subsidiaries which, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) as of December 31, 2019.